                                EXHIBIT 26

              CIRCON BOARD REJECTS U.S. SURGICAL'S REVISED BID


SANTA BARBARA, CALIFORNIA -- DECEMBER 17, 1996 -- Circon Corporation (NASDAQ-NMS:CCON) announced today that its Board has reviewed U.S. Surgical's revised bid of $17 per share for all of Circon's outstanding shares, a bid $1 lower than its previous $18 offer. The Board has determined that the $17 bid is also inadequate and has recommended that Circon shareholders not tender their shares and that they withdraw their shares if they have already been tendered. Richard A. Auhll, Chairman of the Board and President of Circon said, "We are surprised at U.S. Surgical's latest maneuver. Circon's third quarter performance was an improvement over the second quarter and the year is shaping up the way we expected. The $18 per share offer was inadequate. This latest proposal, like its predecessor, is entirely inadequate."

     "Our strategic plan is on track. The closure of our Langhorne, Pennsylvania, facility has been completed and we will begin to see those savings in the first quarter of next year. Moreover, in the last few months, we have introduced numerous products which have been well received. These include new Urodynamic Systems and Double Pittail Stents for urology, a high performance Micro Laparoscopy System for general surgery, and new Hysteroscope Systems for gynecology."

     Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems, and such disposable products as urological stents, laparoscopic suction-irrigation devices, and a wide variety of gynecological products.

Contact:  Judith Wilkinson
          Abernathy MacGregor Group
          212-371-5999